Exhibit 1

July 15, 2014

Via Overnight Delivery

Mr. Laurence S. Levy

Executive Chairman

Rand Logistics, Inc.

500 Fifth Avenue

50th Floor

New York, New York 10110

Re: Intent to Nominate Directors at RLOG’s 2014 Annual Meeting of Stockholders

Laurence:

This letter is to inform you and the RAND Logistics, Inc. (“RLOG”) Board of Directors (the “Board”) of JWEST, LLC’s intention regarding the nomination of Sean O’Connor and myself to the Board of RLOG. As you recall, last year I nominated Sean O’Connor to the Board as we felt additional input at the Board level was needed based on RLOG’s poor financial performance, self-dealing and, most of all, its leadership. Having seen no improvement since last year, we continue to feel that new perspectives are needed at the Board level. Therefore, JWEST, LLC has nominated two individuals, Sean O’Connor and me, to the Board this year. Based on the Board’s position last year, I assume it will be the intent of the Board this year to not support our director nominees and to exclude Sean and me from RLOG’s slate of candidates in its proxy statement.

If the Board excludes our nominees, we plan to hire a proxy solicitation firm and run a proxy battle against the Board’s slate. A proxy battle will be costly and time consuming for both parties. We intend to seek reimbursement from RLOG for JWEST, LLC’s proxy solicitation expenses. We hope the Board will make the prudent decision to put our nominees on the slate instead of wasting the stockholders’ money.

Should you like to discuss these matters, please contact me at (317) 819-6200.

Best Wishes,

Jonathan Evans

Chief Investment Officer

JWEST, LLC

50l CONGRESSIONAL BLVD., SUITE 300, CARMEL, INDIANA 46032  |   JWESTLLC.net  |   Office 317.819.6200  |   Fax 317.819.0056